UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

NACCO INDUSTRIES, INC.
(Name of Issuer)
Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
629579 10 3
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 10 3

1	NAME OF REPORTING PERSON (S.S. OR I.R.S. NO. OF REPORTING PERSON) Thomas E. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

	5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

None

NUMBER OF SHARES	6	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		None

	8	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G
Item 1.

(a)	Name of Issuer: NACCO Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	5875 Landerbrook Drive Mayfield Heights, Ohio 44124-4017
Item 2.
(a)	Name of Person Filing: Thomas E. Taplin

(b)	Address of Principal Business Office or, if none, Residence: None

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Class A Common Stock, Par Value $1.00 Per Share

(e)	CUSIP Number: 629579 10 3
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or (13d-2(b), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act

(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see #240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company, in accordance with #240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐ Group, in accordance with #240.13d-1(b)(1)(ii)(H)
Item 4. Ownership

(a)	Amount Beneficially Owned:	During 2007, Thomas E. Taplin passed away. As a result, he ceased to be the beneficial owner of shares of NACCO Industries, Inc. stock.
(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	None
(ii)	shared power to vote or to direct the vote	None
(iii)	sole power to dispose or to direct the disposition of	None
(iv)	shared power to dispose or to direct the disposition of	None

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Beatrice B. Taplin
Signature

Beatrice B. Taplin/Co-Personal Representative
Name/Title